Exhibit 99.1

January 16, 2020

Lithium Americas to Present at TD Securities Mining Conference

Vancouver, Canada, January 16, 2020: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") announces that Jonathan Evans, President and Chief Executive Officer, will be presenting at the TD Securities Mining Conference in Toronto, Canada, at 3:40 p.m. EST on Thursday, January 23, 2020.

In addition, the executive team will be meeting with investors throughout the conference to be held on January 22 and 23, 2020.

Lithium Americas’ presentation for the conference will be posted on the Company’s website at www.lithiumamericas.com/investors.

About Lithium Americas:

Lithium Americas is developing the Caucharí-Olaroz lithium brine project under construction in Jujuy, Argentina through a 50/50 joint operation with Ganfeng Lithium Co. Ltd.  In addition, Lithium Americas is advancing the 100% owned Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States.  The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 300 – 900 West Hastings Street

Vancouver, BC, V6C 1E5

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development and financing of the Caucharí-Olaroz and Thacker Pass projects; estimates of mineral resources and mineral reserves; and successful operations of the joint venture co-ownership structure.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the

Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: the business relationship between the Company and Ganfeng Lithium; ability to fund, advance and develop the Caucharí-Olaroz and Thacker Pass projects; and estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the Caucharí-Olaroz and Thacker Pass projects may not be funded and developed as planned, and there is uncertainty as to whether there will ever be production at the Caucharí-Olaroz and Thacker Pass projects; risks associated with co-ownership arrangements; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.